UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)1

Uxin Limited

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

91818X108**

(CUSIP Number)

David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, DC 20004 (202) 738-5420	Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

☐

**	This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abundant Grace Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 397,611,417[2]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 397,611,417
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,611,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%[3]
14	TYPE OF REPORTING PERSON* CO

[2]

Represents 397,611,417 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 397,611,417 Senior Convertible Preferred Shares issued or issuable to Abundant pursuant to the 2021 Subscription Agreement (as described in Item 2, below) and upon exercise of the Warrant held by Abundant, which is the sum of (i) 174,774,250 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held by Abundant, (ii) 14,564,520 Class A Ordinary Shares that may be acquired upon conversion of 14,564,520 Senior Convertible Preferred Shares that Abundant has the right to purchase at an additional Second Closing (as described in item 2, below), and (iii) up to 208,272,647 Class A Ordinary Shares that may be acquired upon conversion of up to 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Abundant. The reported beneficial ownership does not include Class A Ordinary Shares that could be acquired upon conversion of Senior Convertible Preferred Shares that may be issued pursuant to the 2022 Subscription Agreement (as described in Item 4, below) if all conditions to closing are satisfied or waived and does not reflect any adjustments to outstanding Senior Convertible Preferred Shares resulting therefrom.

[3]

The calculation assumes that there is a total of 1,548,945,038 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,151,333,621 Class A Ordinary Shares outstanding (including 5,128,916 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 397,611,417 Class A Ordinary Shares that may be acquired upon conversion of 397,611,417 Senior Convertible Preferred Shares issued or issuable to Abundant pursuant to the 2021 Subscription Agreement and upon exercise of the Warrant held by Abundant.

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NBNW Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 397,611,417
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 397,611,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,611,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eve One Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 397,611,417
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 397,611,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,611,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 5 of 11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nio Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 458,782,405[4]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 458,782,405

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,782,405
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%[5]
14	TYPE OF REPORTING PERSON* CO

[4]

Represents 458,782,405 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 458,782,405 Senior Convertible Preferred Shares issued or issuable to Abundant and Abundant Glory Investment L.P. (“Glory”) pursuant to the 2021 Subscription Agreement and upon exercise of the Warrants held by Abundant and Glory, which is the sum of (i) 174,774,250 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held by Abundant, (ii) 14,564,520 Class A Ordinary Shares that may be acquired upon conversion of 14,564,520 Senior Convertible Preferred Shares that Abundant has a right to purchase at an additional Second Closing, (iii) 29,129,042 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held by Glory; (iv) up to 208,272,647 Class A Ordinary Shares that may be acquired upon conversion of up to 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Abundant, and (v) up to 32,041,946 Class A Ordinary Shares that may be acquired upon conversion of up to 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Glory. The reported beneficial ownership does not include Class A Ordinary Shares that could be acquired upon conversion of Senior Convertible Preferred Shares that may be issued pursuant to the 2022 Subscription Agreement (as described in Item 4, below) if all conditions to closing are satisfied or waived and does not reflect any adjustments to outstanding Senior Convertible Preferred Shares resulting therefrom.

[5]

The calculation assumes that there is a total of 1,610,116,026 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,151,333,621 Class A Ordinary Shares outstanding (including 5,128,916 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 458,782,405 Class A Ordinary Shares that may be acquired upon conversion of 458,782,405 Senior Convertible Preferred Shares issued or issuable to Abundant and Glory pursuant to the 2021 Subscription Agreement and upon exercise of the Warrants held by Abundant and Glory.

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 6 of 11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bin Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 458,782,405
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 458,782,405

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,782,405
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 7 of 11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abundant Glory Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,170,988[6]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 61,170,988
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,170,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%[7]
14	TYPE OF REPORTING PERSON* PN

[6]

Represents 61,170,988 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 61,170,988 Senior Convertible Preferred Shares issued or issuable to Glory pursuant to the 2021 Subscription Agreement and upon exercise of the Warrant held by Glory, which is the sum of (i) 29,129,042 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held by Glory; and (ii) up to 32,041,946 Class A Ordinary Shares that may be acquired upon conversion of up to 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Glory.

[7]

The calculation assumes that there is a total of 1,212,504,609 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,151,333,621 Class A Ordinary Shares outstanding (including 5,128,916 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 61,170,988 Class A Ordinary Shares that may be acquired upon conversion of 61,170,988 Senior Convertible Preferred Shares issued or issuable to Glory pursuant to the 2021 Subscription Agreement and upon exercise of the Warrant held by Glory.

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 8 of 11

Item 1.	Security and Issuer

This Amendment No. 3 to the statement on Schedule 13D (this “Amendment”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, the People’s Republic of China.

This Amendment supplements and amends the statement on Schedule 13D, Schedule 13D Amendment No. 1 and Schedule 13D Amendment No. 2 filed on July 22, 2021, November 16, 2021 and January 26, 2022 respectively (as amended, the “Initial Statements”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements.

Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

Item 2.	Identity and Background

(a) Name of Person Filing

Item 2(a) of the Initial Statements is hereby amended by restating the following paragraph:

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes (i) 145,645,208 Class A Ordinary Shares that may be acquired upon conversion of 145,645,208 Senior Convertible Preferred Shares at $0.3433 per share held of record by Abundant at the First Closing (as defined below), (ii) 29,129,042 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares at $0.3433 per share held of record by Abundant at the Second Closing (as defined below), and (iii) 29,129,042 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares at $0.3433 per share held of record by Glory at the Second Closing (as defined below). The Senior Convertible Preferred Shares were acquired by Abundant pursuant to a Share Subscription Agreement with the Issuer and another investor affiliated with the Joy Capital investment management group (“Joy Capital”, collectively with Abundant, the “Investors” and each an “Investor”) dated June 14, 2021 (the “2021 Subscription Agreement”) and were acquired by Glory as a result of the assignment of right to purchase 29,129,042 Senior Convertible Preferred Shares at $0.3433 per share from Abundant pursuant to the 2021 Subscription Agreement. The first closing (the “First Closing”) and second closing (the “Second Closing”) of the transactions contemplated under the 2021 Subscription Agreement occurred on July 12, 2021 and November 15, 2021 respectively. The Class A Ordinary Shares reported as beneficially owned herein also include up to 240,314,593 Class A Ordinary Shares that may be acquired upon conversion of up to 240,314,593 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrants to purchase the shares at $0.3433 per share, including 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant that was acquired by Abundant at the First Closing to purchase the shares at $0.3433 per share, and 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant that was acquired by Glory from Abundant to purchase the shares at $0.3433 per share. The Class A Ordinary Shares reported as beneficially owned herein also include 14,564,520 Class A Ordinary Shares that may be acquired upon conversion of 14,564,520 Senior Convertible Preferred Shares that Abundant has a right to purchase at $0.3433 at an additional Second Closing.

CUSIP No. 91818X108	13D	Page 9 of 11

Item 4.	Purpose of Transaction

Item 4 of the Initial Statements is hereby amended and supplemented by adding the following before the last paragraph thereof:

The Issuer and Abundant entered into a Share Subscription Agreement on June 30, 2022 (the “2022 Subscription Agreement”). Pursuant to the 2022 Subscription Agreement, the Issuer agreed to issue and sell to Abundant, and Abundant agreed to subscribe for 714,285,714 Senior Convertible Preferred Shares (the “Subscription Securities”) at a price of $0.14 per share for an aggregate purchase price of $100,000,000, subject to the terms and conditions of the 2022 Subscription Agreement, including customary and due diligence related conditions precedent (which include no material adverse effect, completion of due diligence to the reasonable satisfaction of Abundant, and the audit report to be issued by the auditor of the Issuer for the fiscal year ended March 31, 2022 shall not have negative qualifications with respect to the going-concern status of the Issuer).

Upon the consummation of the purchase and sale of Subscription Securities under 2022 Subscription Agreement (the “Closing”) if all closing conditions have been satisfied or waived by Abundant, Abundant shall pay $71,428.58 to the Issuer in U.S. dollars at the Closing, being the aggregate par value of the Subscription Securities, and shall pay to the Issuer the remaining purchase price (being the total purchase price minus $71,428.58) in multiple installments no later than June 30, 2023 pursuant to an agreed payment schedule, unless otherwise agreed in writing by Abundant and the Issuer. The investment obligations of Abundant under the 2022 Subscription Agreement (including but not limited to its payment obligations) shall be automatically terminated upon the occurrence or existence of certain agreed event or default. After the occurrence of the Closing, upon the occurrence or existence of such event or default, the Issuer will be liable to Abundant for certain agreed amount of liquidated damages and is entitled to repurchase such Senior Convertible Preferred Shares at par value from Abundant upon receipt of such amount of liquidated damages by Abundant.

The Subscription Securities, once acquired by Abundant pursuant to the 2022 Subscription Agreement, are convertible into 714,285,714 Class A Ordinary Shares at the option of Abundant. If the Closing occurs, the number of Class A Ordinary Shares that may be acquired upon conversion of the Senior Convertible Preferred Shares that Abundant and Glory held of record immediately prior to the Closing will be calculated based on a conversion price of $0.14 per share in accordance with the anti-dilution clause specified in the Issuer’s charter documents. Same anti-dilution adjustment also applies to the Senior Convertible Preferred Shares that Joy Capital held of record immediately prior to the Closing.

CUSIP No. 91818X108	13D	Page 10 of 11

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of the Initial Statements is hereby amended and restated with the following:

(a-b) The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that (i) Abundant, but only Abundant, has converted its Senior Convertible Preferred Shares (including those that may be acquired at an additional Second Closing) and exercised its Warrant for the purpose of calculation of percentage ownership of Abundant, and that (ii) Glory, but only Glory, has converted its Senior Convertible Preferred Shares and exercised its Warrant for the purpose of calculation of percentage ownership of Glory, and assumes that there is currently a total of 1,151,333,621 Class A Ordinary Shares outstanding (including 5,128,916 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan). The reported beneficial ownership does not include Class A Ordinary Shares that could be acquired by Abundant upon conversion of Senior Convertible Preferred Shares that may be issued to Abundant pursuant to the 2022 Subscription Agreement (as described in Item 4, above) if all conditions to closing are satisfied or waived and does not reflect any adjustments to outstanding Senior Convertible Preferred Shares resulting therefrom.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statements is hereby amended and supplemented by adding the following to the end:

2021 Subscription Agreement/Second Closing

Abundant requested, and the Issuer accepted and agreed, to extend the deadline for the right of Abundant to subscribe for and purchase, or to assign to other entities such right to subscribe for and purchase the remaining 14,564,520 Senior Convertible Preferred Shares for a total price of $5,000,000 in one or more tranches of the Second Closing from July 11, 2022 (which is the last date that is “within one year after the First Closing Date”, the original deadline under the 2021 Subscription Agreement) to July 31, 2022.

2022 Subscription Agreement

The description of the 2022 Subscription Agreement in Item 4 is hereby incorporated by reference into this Item as applicable. That description does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which has been filed as Exhibit 1 to this Amendment and are hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

1. 2022 Subscription Agreement

CUSIP No. 91818X108	13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2022

NBNW Investment Limited

By:	/s/ Bin Li
Bin Li, Director

Eve One Fund II L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

NIO CAPITAL II LLC

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Bin Li

By:	/s/ Bin Li

Abundant Grace Investment Limited

By:	/s/ Wei Mao
Wei Mao, Director

Abundant Glory Investment L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)